June 28, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
 100 F Street NE
Washington, DC 20549
Attention: Julie Griffith

Re:	Air Industries Group Registration Statement on Form S-1 (File No. 333-217582)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Air Industries Group (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-217582) (as amended, the “Registration Statement”), relating to the public offering of shares of the common stock of the Registrant, so that the Registration Statement may be declared effective on June 29, 2017 at 5:00 P.M. Eastern Time, or as soon thereafter as practicable. The undersigned, as the representative of the underwriters, confirms that we are aware of our obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 100 copies of the preliminary prospectus dated June 19, 2017, through the date hereof.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc:	Jonathan J. Russo, Esq.
Vincent J. McGill, Esq.